Exhibit 4.9

Agreement on Share Transfer and Capital Increase of

Mianyang Jin Xin Copper Company Limited

This Agreement (hereinafter referred to as the “Agreement”) is made on the 22nd day of September 2010 in Mianyang City of the People’s Republic of China (hereinafter referred to as the “PRC”) between:

Chen Lian ( ), a citizen of the PRC whose identity card number is 510702196105149273 and address is 64 Mianshan Road, Youxian District, Mianyang City, Sichuan Province ( ) (Postal Code: 621000).

Liu Han Jiu ( ), a citizen of the PRC whose identity card number is 510702196411255410 and address is Area 6, Fanjia Village, Shitang Town, Fucheng District, Mianyang City, Sichuan Province ( ) (Postal Code: 621000).

True Excel Holdings Limited, a limited company incorporated and subsisting under the laws of the Hong Kong Special Administrative Region of the PRC, with an address at Room 908, China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong, whose authorized representative is Kwong Wai Sun ( ), a resident of Hong Kong of the PRC (Position: Director).

Mianyang Jin Xin Copper Company Limited, a limited company established and subsisting under the laws of the PRC, with an address at Nongke District of Mianyang ( ), whose authorized representative is Liu Han Jiu.

The above parties shall hereinafter be referred to as the “Parties” and individually a “Party”.

Definition

Unless the context otherwise requires, the following words have the following meanings:

Mianyang Jin Xin	means Mianyang Jin Xin Copper Company Limited

True Excel Holdings	means True Excel Holdings Limited, a limited company established under the laws of the Hong Kong Special Administrative Region of the PRC

Transferors	mean Chen Lian and Liu Han Jiu

Transferee	means True Excel Holdings

Existing Shareholders	mean Chen Lian and Liu Han Jiu

Senior Management	means, as at the date of signing the Agreement, the general manager and 4 deputy general managers of Mianyang Jin Xin

PRC	means the People’s Republic of China, which for the purposes of this Agreement excludes Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan Region

PRC Laws	mean the regulatory documents currently in force, including the laws, administrative regulations and statutes of the People’s Republic of China

Share Transfer	means the transfer of share interests held by Chen Lian and Liu Han Jiu, respectively, in Mianyang Jin Xin to True Excel Holdings in accordance with Clause 1 of the Agreement

Transfer Price	means the consideration received by Chen Lian and Liu Han Jiu in relation to the transfer of their share interests in Mianyang Jin Xin to True Excel Holdings in accordance with Clause 4.1 of the Agreement

Capital Increase	means the subscription by True Excel Holdings for the newly increased registered capital of RMB30 million of Mianyang Jin Xin to be satisfied in the equivalent amount in United States dollar (the exchange rate shall be the rate for Renminbi against United States dollar as announced by the People’s Bank of China on the settlement date). Upon completion of Capital Increase, the registered capital of Mianyang Jin Xin shall be increased to RMB40 million

Transitional Period	means the period from the Valuation Base Date (30 June 2010) to the date upon which the procedures for changing the registrations with the competent industry and commerce authority in relation to Share Transfer and Capital Increase are completed in accordance with relevant regulations

RMB	means Renminbi

Whereas

1.	Mianyang Jin Xin is established and legally subsists as a company with limited liabilities under the PRC Laws. Its registered capital is RMB10 million for which Chen Lian has contributed RMB8.50 million, representing 85% thereof, and Liu Han Jiu has contributed RMB1.50 million, representing 15%.

2.	True Excel Holdings intends to accept all share interests of the Existing Shareholders to be transferred to it and make additional capital contribution to Mianyang Jin Xin so as to invest in Mianyang Jin Xin. Upon completion of the investment, Mianyang Jin Xin will be transformed into a wholly foreign-owned enterprise.

Under the aforesaid, and pursuant to relevant laws, administrative regulations and regulatory documents such as the Contract Law of the People’s Republic of China and the Regulations on Foreign Investors’ Acquisition of Domestic Enterprises by way of Merger, all Parties reach an agreement on such matters as True Excel Holdings’ acceptance of transfer of share interests in Mianyang Jin Xin held by Chen Lian and Liu Han Jiu and its subscription for the increased capital of Mianyang Jin Xin through amicable negotiation on the principles of voluntariness, fairness and integrity, and thus enter into this Agreement with details as follows:

1. Share Transfer

1.1	This Share Transfer means: Chen Lian will transfer 85% of share interests (representing a capital contribution of RMB8.50 million) held by him in Mianyang Jin Xin to True Excel Holdings, and Liu Han Jiu will transfer 15% of share interests (representing a capital contribution of RMB1.50 million) held by him in Mianyang Jin Xin to True Excel Holdings. The shares transferred accounts for 100% of the current registered capital of Mianyang Jin Xin. Upon completion of Share Transfer, Mianyang Jin Xin will be transformed into a wholly foreign-owned enterprise.

1.2	Chen Lian has fully paid the capital contribution in respect of his share interests to be transferred, and Liu Han Jiu has fully paid the capital contribution in respect of his share interests to be transferred.

1.3	The share interests for proposed transfer are not under any security of whatsoever nature, including but not limited to any pledge created thereon or any restriction or obligation affecting the Share Transfer or the exercise of shareholders’ rights of such share interests. No compulsory measures (including seizure and freezing) have been imposed by any competent authority upon the share interests for proposed transfer.

2. Mianyang Jin Xin

2.1	Mianyang Jin Xin is a PRC enterprise legally subsisting and qualified as an independent legal person.

2.2	Mianyang Jin Xin owns most of the legal approvals or permits for conducting its existing operations and businesses, and such approvals or permits are all within the terms of validity. For any legal approvals or permits not yet obtained, there is no legal obstacle for Mianyang Jin Xin to apply therefor.

3. Transfer Price and Payment

3.1	Transfer Price

All Parties agree that the Transfer Price of share interests hereunder shall be RMB17,700,000 by reference to the net asset value of Mianyang Jin Xin of RMB17,659,703.35 stated in the asset valuation report published after the valuation on all assets of Mianyang Jin Xin conducted by Sichuan Hong Wei Asset Appraisal Co., Ltd
( ) on 30 June 2010 (being the Valuation Base Date). Of which, the price for Chen Lian to transfer his share interests shall be RMB15,045,000, and the price for Liu Han Jiu to transfer his share interests shall be RMB2,655,000.

3.2	Currency of Denomination

The aforementioned Transfer Price shall be denominated in RMB. If the Transfer Price is paid in the United States dollar, the exchange rate shall be the rate of Renminbi against United States dollar as announced by the People’s Bank of China on the date upon which True Excel Holdings has settled the Transfer Price, and the equivalent amounts in the United States dollar payable by True Excel Holdings to Chen Lian and Liu Han Jiu shall be so determined.

3.3	Payment Method of Transfer Price

True Excel Holdings adopts a one-off payment method that it will remit the Transfer Price to the bank account designated by the Transferors within 3 months from the date upon which the conditions set out in Clause 3.4 hereof have been fully satisfied and Mianyang Jin Xin has obtained the business license of a wholly foreign-owned enterprise.

3.4	In addition to other conditions provided in the Agreement, True Excel Holdings’ obligation of payment for Transfer Price of the share interests stipulated in Clause 3.3 hereof is conditional upon the occurrence of the following or the following waived by True Excel Holdings as at the payment date:

3.4.1	the Share Transfer made hereunder, the Agreement signed by the Parties, the articles of association of the wholly foreign-owned enterprise, and other relevant legal documents have received the approvals from the relevant commerce departments, and obtained the replies of approval and approval certificates;

3.4.2	pursuant to the replies of approval and approval certificates, Mianyang Jin Xin shall be transformed into a wholly foreign-owned enterprise of True Excel Holdings upon the Share Transfer, and its scope of business shall remain the same as the scope of main business currently being conducted by Mianyang Jin Xin, except the business forbidden to be operated by a wholly foreign-owned enterprise under the laws and regulations of the State;

3.4.3	the accounting firm engaged by the Transferee has completed the financial investigation into the company, and confirmed that there is no material problem with and risk in the company’s assets, taxes and liabilities, and the results are accepted by the Transferee;

3.4.4	the law firm engaged by the Transferee has completed the legal investigation into the company and published a legal investigation report, the results are accepted by the Transferee;

3.4.5	the financial position and operating condition of Mianyang Jin Xin do not have any material adverse changes;

3.4.6	Mianyang Jin Xin does not have any substantive liabilities and contingent debts (including but not limited to any securities, guarantees, liens, pledges or third party interests), and does not encounter any litigations or administrative penalties, which have not been disclosed to True Excel Holdings in writing;

3.4.7	Mianyang Jin Xin does not have any default in tax payment not yet disclosed to True Excel Holdings in writing; and in case any default in tax payment for special reason, Mianyang Jin Xin has made feasible arrangements with the competent tax authority for settlement, and such arrangements have been accepted by True Excel Holdings;

3.4.8	Mianyang Jin Xin has re-entered into the employment contracts and non-disclosure agreements (including non-competition clause) with its Senior Management and key employees for a term of 3 years according to the laws, which are accepted by True Excel Holdings;

3.4.9	Mianyang Jin Xin signed a state-owned land use right grant contract with the local competent land department with respect to its state-owned land situated at Songya Town-c, Nongke District of Mianyang City (which is currently the address for Mianyang Jin Xin’s business operation).

3.4.10	the Transferors does not violate their representations, warranties and undertakings made herein.

4. Settlement of Share Transfer

4.1	Each Party shall make use of their own advantages to perform or assist in performing the obligations in respect of making applications to any approval authorities, and shall use their best endeavors to cooperate and deal with the demands and inquiries reasonably raised by any approval authorities, so as to obtain the approval from such approval authorities in connection with the Agreement and the transaction of Share Transfer hereunder.

4.2	Within ten working days after all Parties have obtained approval documents and approval certificates issued by the approval authorities in respect of the transaction of Share Transfer hereunder, the Transferors shall procure Mianyang Jin Xin to process the registration procedures for change of shareholdings in the registration authority, and True Excel Holdings shall provide any necessary assistance and support. The date upon which the registration authority has completed the registration procedures for change of shareholdings of Mianyang Jin Xin and issued a new business license to the enterprise shall be treated as the completion date for the settlement of transferred share interests.

5. Capital Increase

5.1	While conducting the abovementioned Share Transfer, True Excel Holdings will subscribe for the newly increased registered capital of RMB30 million of Mianyang Jin Xin by the payment of an equivalent amount in United States dollar (the exchange rate shall be the rate of Renminbi against United States dollar as announced by the People’s Bank of China on the settlement date). Upon completion of Capital Increase, the registered capital of Mianyang Jin Xin shall be increased to RMB40 million, and the total investment amount shall be RMB80 million.

5.2	The payment for Capital Increase by True Excel Holdings shall be subject to the conditions set out in Clause 3.4 hereof being fully satisfied or waived by True Excel Holdings as at the payment date of the first payment for the Capital Increase. It shall pay 20% of the amount for Capital Increase when Mianyang Jin Xin applies for the business license for wholly foreign-owned enterprise, and pay all outstanding amounts for Capital Increase within six months from the date upon which Mianyang Jin Xin obtains such business license.

6. Representations and Warranties of Transferors

The Transferors severally and jointly make the following representations, undertakings and warranties to True Excel Holdings:

6.1	The Transferors have fully paid the capital contribution for the registered capital of Mianyang Jin Xin, have undergone the capital verification and have received the capital verification report, and there exist no false capital contribution or surreptitious withdrawal of the contributed capital;

6.2	As at the date upon which True Excel Holdings pays the amount for the Share Transfer, the Transferors shall have the legitimate, valid and complete right to dispose of the transferred share interests hereunder. The share interests held by the Transferors in Mianyang Jin Xin are free from any pledge or guarantee or third party interest in whatever form;

6.3	As at the date upon which True Excel Holdings pays the amounts for the Share Transfer and the Capital Increase, Mianyang Jin Xin is established and validly subsists as an enterprise legal person under the PRC Laws, lawfully obtains and effectively owns all the authorizations, approvals and permits required for its business operation (including production and sale), and is entitled to signing and performing all types of contracts relating to its business operation. The Share Transfer hereunder shall not result in the occurrence of such events as the invalidation or cancellation of any contract/agreement entered into between Mianyang Jin Xin and any third party, nor will it result in Mianyang Jin Xin’s violation of any contract/agreement entered into with a third party or its liability for any relevant default or compensation;

6.4	As at the date upon which True Excel Holdings pays the amounts for the Share Transfer and the Capital Increase, all the liabilities and contingent liabilities of Mianyang Jin Xin (including but not limited to any security, guarantee, lien, pledge or third party interest) have been truthfully and fully disclosed to True Excel Holdings. If there exist any liability and contingent liability that have substantive impact but have not been disclosed to True Excel Holdings in writing, the Transferors shall assume the joint repayment liability. If, after the Share Transfer, Mianyang Jin Xin makes such repayment for its predecessor first, the Transferors shall ensure that the then Mianyang Jin Xin after the Share Transfer or True Excel Holdings will be indemnified immediately;

6.5	As at the date of signing the Agreement, Mianyang Jin Xin is not involved in any litigation or dispute that has not been disclosed to True Excel Holdings in writing. Besides, Mianyang Jin Xin or its Senior Management is not subject to any criminal liability or accusation or involved in other potential significant dispute which has not been disclosed to True Excel Holdings in writing;

6.6	As at the date of signing the Agreement, there exist no official notice given or penalty imposed by the relevant administrative authority to or on Mianyang Jin Xin due to Mianyang Jin Xin’s failure to make written disclosure to True Excel Holdings about the violation of the laws and regulations in relation to taxation, industry and commerce, customs, foreign exchange, environmental protection, labour protection and the non-ferrous metal recycling and processing industry. If the violation of such laws and regulations has not been disclosed so that Mianyang Jin Xin after the Share Transfer pays any overdue fine, indemnity or penalty or suffers from any economic loss therefor, the Transferors shall ensure that Mianyang Jin Xin or True Excel Holdings is indemnified immediately, unless otherwise stipulated in the Agreement.

6.7	As at the date upon which True Excel Holdings pays the amounts for the Share Transfer and the Capital Increase, no outstanding or unsettled tax payable has not been disclosed by Mianyang Jin Xin to True Excel Holdings in writing. If Mianyang Jin Xin has any outstanding or unsettled tax payable which results in any penalty, the liability for such penalty shall be borne by the Transferors.

6.8	As at the date upon which True Excel Holdings pays the amounts for the Share Transfer and the Capital Increase, all of Mianyang Jin Xin’s documents and materials provided to True Excel Holdings, including but not limited to the documents relating to Mianyang Jin Xin’s business license, business qualification, business status, Senior Management and employees, financial position and asset status are truly valid. All the representations are true and contain no omission and all duplicate copies are the same as the originals;

6.9	As at the date upon which True Excel Holdings pays the amounts for the Share Transfer and the Capital Increase, all the intellectual property rights enjoyed by Mianyang Jin Xin are not subject to any restriction on or risk to the rights, such as pledge and transfer, which are not disclosed to True Excel Holdings in writing;

6.10	During the period from the signing of this Agreement to the completion date of the Share Transfer, Mianyang Jin Xin will not engage in the following activities without the written consent of True Excel Holdings:

6.10.1	sign any contract for repayment of any single borrowing and loan amounting to RMB500,000 or any accumulative borrowings and loans amounting to more than RMB500,000 in total;

6.10.2	make any single or, during the Transitional Period, accumulative asset acquisition(s) (excluding the procurement of requisite production equipment) or foreign investment(s) amounting to more than RMB500,000;

6.10.3	carry out any activity which may result in any material adverse change in its financial position;

6.10.4	alter any provision of its articles of association or any constitutional documents;

6.10.5	sell or transfer any important part of its assets (including intellectual property);

6.10.6	declare and pay in any way any dividend to any shareholders and to any persons other than the shareholders.

6.11	As at the date upon which True Excel Holdings pays the amounts for the Share Transfer and the Capital Increase, Mianyang Jin Xin shall legally have the ownership of assets contained in the balance sheet and list of fixed assets, equipment list or other lists prepared based on the audit and valuation conducted on the Base Date, and obtain and validly hold all ownership certificates relating to such assets;

6.12	During the period from the execution of the Agreement to the completion date of settlement of Share Transfer, Mianyang Jin Xin shall be duly operated in accordance with the generally commercial practices and principles;

6.13	Apart from Mianyang Jin Xin, the Transferors do not involve in the investment in any entity which has the same or similar business as Mianyang Jin Xin. Also, within 5 years from the execution of the Agreement, the Transferors shall not participate, whether directly or indirectly, in the investment in any other entity which has the same or similar business as Mianyang Jin Xin.

7. Representations and Warranties of True Excel Holdings

7.1	All the supporting documents and information provided to the Transferors for the purpose of entering into the Agreement are true and complete.

7.2	All the approval procedures required for entering into the Agreement (including but not limited to authorizations, approval and internal decision-making of the company) have been legally and validly completed.

8. Liabilities for Tax and Professional Fees

8.1	Each Party agrees that each of the related parties shall be liable for its own tax obligation incurred in the course of Share Transfer hereunder.

8.2	Each Party agrees that the investors shall be liable for the professional fees (mainly attorney fee and financial due diligence fee) incurred in the course of the Share Transfer and Capital Increase hereunder. However, if this transaction cannot be completed due to the Transferors or Mianyang Jin Xin (including but not limited to unilaterally termination or cancellation of this transaction by the company), the Transferors or Mianyang Jin Xin shall compensate the Transferee the professional fees paid for this transaction (mainly attorney fee and financial due diligence fee).

9. Liability for Default

9.1	Upon signing the Agreement, should there be any termination of agreement without reason by any Party, the Party shall pay a default penalty (equal to 15% of Transfer Price contained herein), on a one-off basis, to the non-defaulting Parties. Where the Party causes any loss to the non-defaulting party, it shall bear the compensation liability.

9.2	Any Party violating the Agreement shall be liable for all compensation liabilities in connection with the losses arising from the Party’s default of the Agreement.

9.3	The liability for default to be borne by any Party due to the Party’s violation of the provisions of the Agreement shall not be discharged by virtue of the withdrawal of the Agreement.

9.4	If the conditions for payment for Share Transfer or Capital Increase (which are set out in Clause 3.4 or Clause 5.2 hereof) cannot be fulfilled, True Excel Holdings’ non-payment therefor shall not constitute a default.

10. Amendment, Withdrawal and Termination of the Agreement

10.1	Where all Parties unanimously consent, they may amend or withdraw the Agreement.

10.2	Any Party may withdraw the Agreement in any of the following events:

10.2.1	where the objectives of the Agreement cannot be realized due to force majeure or by any reason for which all Parties should not be claimed, any Party may withdraw the Agreement;

10.2.2	where any Party loses its actual ability to perform the Agreement, the other Party may withdraw the Agreement;

10.2.3	where any material default made by any Party causes the objectives of the Agreement unachievable, the other Party may withdraw the Agreement;

10.2.4	where any Party materially breaches the Party’s representations and warranties contained in Clause 6 and Clause 7 hereof, the other Party may withdraw the Agreement.

10.3	Where the Transferors seriously breach any of the representations and warranties stated in Clause 6 hereof, and such breach cannot be corrected within 10 days of True Excel Holdings’ issuance of reminder, True Excel Holdings shall have the right to terminate the Agreement, and shall not be liable for any compensation for any loss (if any) on Mianyang Jin Xin or the Transferors due to the termination of the Agreement.

11.	Applicable Laws and Settlement of Disputes

11.1	The execution, validity, interpretation and performance of the Agreement and the settlement of dispute shall be governed by the PRC Laws.

11.2	All disputes arising out of the performance of the Agreement or relating to the Agreement shall be settled by all Parties through negotiation. If no solution can be reached, any of the Parties may submit the dispute to the China International Economic and Trade Arbitration Commission pursuant to the provisions hereof for arbitration, which shall be conducted in Beijing City of the PRC according to the then prevailing arbitration procedures and rules of the Commission. The award of the arbitrators shall be final and legally binding on all Parties.

11.3	During the arbitration, in addition to the dispute submitted for arbitration, all Parties shall continue to perform other obligations stipulated herein.

12. Validity of the Agreement

The Agreement shall be made upon signing by the Parties hereto on the day and year first above written, and shall be effective upon obtaining the approval from competent commerce department.

13. Miscellaneous

13.1	Any amendment or supplement to the contents of the Agreement by the Parties shall be made in writing, which shall be treated as an appendix to the Agreement. Any appendix to the Agreement and the Agreement shall have the same legal effect.

13.2	Pursuant to the PRC Laws, any provision hereof being judged by an arbitration institution to be invalid shall not affect the validity of other provisions of this Agreement.

13.3	The profit and loss of Mianyang Jin Xin in the Transitional Period shall be attributable to Mianyang Jin Xin after the change of shareholdings and Capital Increase.

13.4	Any Party’s failure or delay in exercising and/or enjoying the right and/or benefit under the Agreement shall not been deemed as a waiver thereof, nor shall any partial exercise of such right and/or benefit preclude the exercise of the same in future.

13.5	The rights or remedies conferred to the Parties by the Agreement are cumulative, and are neither exclusive of other rights and remedies entitled by the Parties under the PRC Laws, nor exclusive of any other rights and remedies conferred by the PRC Laws or other documents with legal effect to be promulgated after the effective date of the Agreement.

13.6	This Agreement is executed in octuplicate. Each Party shall keep one and the remainders will be used for filing purpose.

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[This page has no text and is a signature page of the Agreement on Share Transfer and Capital Increase of Mianyang Jin Xin Copper Company Limited]

Signed by:

Chen Lian: /s/ Chen Lian                          Liu Han Jiu: /s/ Liu Han Jiu

True Excel Holdings Limited

Authorized Representative (Signature): /s/ KWONG Wai Sun Wilson

Mianyang Jin Xin Copper Company Ltd (Chop)

Statutory Representative or Authorized Representative (Signature): /s/ Liu Han Jiu